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STEPHANIE A. CAPISTRON

STEPHANIE.CAPISTRON@DECHERT.COM +1 617 728 7127 DIRECT

January 19, 2024

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ashley Vroman-Lee

Re: Virtus Opportunities Trust (the “Registrant”)

(File Nos. 033-65137 and 811-07455)

Dear Ms. Vroman-Lee:

This letter responds to the comments you provided on January 3, 2024, with respect to your review of the Registrant’s Post-Effective Amendment No. 132, filed on November 28, 2023, relating to the Virtus SGA Emerging Markets Equity Fund (formerly named the Virtus Vontobel Emerging Markets Opportunities Fund) (the “Fund”), an existing series of the Registrant. On behalf of the Registrant, we have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in Post Effective Amendment No. 132.

Comment 1.	With respect to footnote (b) following the Fee Table, please disclose that only the Fund’s Board may modify or terminate the Fund’s expense limitation arrangement prior to January 31, 2025.

Response 1.	The Registrant has updated the Registration Statement in accordance with this comment. See updates below (new disclosure underlined):

“(b)The fund’s investment adviser has contractually agreed to limit the fund’s total operating expenses (excluding certain expenses, such as front-end or contingent deferred sales charges, taxes, leverage and borrowing expenses (such as commitment, amendment and renewal expenses on credit or redemption facilities), interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), acquired fund fees and expenses, and dividend expenses, if any) so that such expenses do not exceed 1.48% for Class A Shares, 2.23% for Class C Shares, 1.23% for Class I Shares and 0.98% for Class R6 Shares through January 31, 2025. Prior to January 31, 2025, only the fund’s Board may modify or terminate the expense limitation agreement. Following the contractual period, the adviser may discontinue these expense reimbursement arrangements at any time. Under certain conditions, the adviser may recapture operating expenses reimbursed and/or fees waived under these arrangements for a period of three years following the date such waiver or reimbursement occurred, provided that the recapture does not cause the fund to exceed its expense limit in effect at the time of the waiver or reimbursement, and any in effect at the time of recapture, after repayment is taken into account.”

Comment 2.	With respect to the Fund’s expense example table, please delete the column labeled “Share Status” and instead include the information for Class C shares in separate rows of the table.

Response 2.	The Registrant respectfully declines to make the requested change. The Registrant believes the current disclosure in the expense example table is clear and complies with Form N-1A requirements. In addition, given that similar disclosure is included for other series of the Registrant, and the Registrant is currently in the process of updating its prospectuses as part of the annual update, there are significant operational considerations associated with changing the prospectus building software at this time. However, the Registrant will consider the Staff’s comment as part of a future update.

Comment 3.	In the principal investment strategies, please disclose the types of equity-linked instruments that the Fund will hold.

Response 3.	The Registrant has updated the Registration Statement in accordance with this comment. See updates below (new disclosure underlined):

Under normal circumstances, the fund invests at least 80% of its assets in equity securities or equity-linked instruments of issuers located in emerging markets countries; such issuers may be of any capitalization. Equity-linked instruments are instruments issued by financial institutions or special purpose entities located in foreign countries to provide the synthetic economic performance of a referenced equity security; these securities are valued at market value for purposes of the fund’s requirement to invest 80% of its assets in emerging markets countries. Equity-linked instruments in which the Fund invests include common equity securities (including initial public offerings and secondary offerings), preferred stocks, American Depositary Receipts, European Depositary Receipts, Global Depositary Receipts and exchange-traded funds. SGA generally considers emerging markets countries to be those included in the MSCI Emerging Markets Index. As of the date of this prospectus, SGA considers issuers to be “located in” emerging markets if an issuer: (i) is organized in emerging markets, (ii) is headquartered in emerging markets, or (iii) has “significant exposure” to emerging markets. SGA considers an issuer as having “significant exposure” to emerging markets if it derives at least 50% of its revenue from emerging markets countries.

Comment 4.	In the principal investment strategies, please add disclosure clarifying what is meant by “superior long-term earnings prospects” as it relates to the investments that Sustainable Growth Advisers, LP (“SGA”) selects for the Fund’s portfolio.

Response 4.	The Registrant has updated the Registration Statement in accordance with this comment. See updates below (new disclosure underlined):

SGA uses an investment process to identify companies that it believes have a high degree of predictability, strong profitability and above average earnings and cash flow growth. SGA selects investments for the fund’s portfolio that it believes have superior long-term earnings prospects and attractive valuation. SGA seeks to identify and invest in companies that they believe offer long-term predictable growth in revenues, earnings, and cash flows, and companies that demonstrate the following characteristics: pricing power, recurring revenues, growth opportunity, financial strength, and management strength. SGA seeks to invest in companies that they believe provide the best 3–5-year investment opportunities based on a combination of the conviction they have in the underlying business fundamentals and their current valuation opportunities.

Comment 5.	In the principal investment strategies, please identify the sectors and geographic locations in which the Fund may have significant positions from time to time, if known. Please also include this information in “Sector Focused Investing Risk” and “Geographic Concentration Risk.”

Response 5.	The Registrant does not have a strategy to focus on particular sectors and/or geographic locations, but rather may have significant positions from time to time based on its investment strategy to invest in issuers located in emerging markets countries. Accordingly, the Registrant has not added additional disclosure.

Comment 6.	The Staff notes that the “Principal Risks” section includes “Convertible Securities Risk.” Please supplementally confirm whether the Fund will principally invest in contingent convertible securities (“CoCos”) and, if so, please add corresponding disclosure to the Fund’s principal investment strategies.

Response 6.	The Registrant confirms that the Fund does not currently intend to principally invest in CoCos.

Comment 7.	Please complete all bracketed or incomplete fields.

Response 7.	The Registrant confirms that all bracketed information will be complete in the 485(b) filing.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Stephanie A. Capistron
Stephanie A. Capistron